Genesis Pharmaceuticals Enterprises, Inc.
Middle Section, Longmao Street,
Area A, Laiyang Waixiangxing Industrial Park
Laiyang City, Yantai, Shandong Province, PRC 265200

October 20, 2008

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-0102

Re: Genesis Pharmaceuticals Enterprises, Inc.
Registration Statement on Form S-1
File No. 333-152328

Ladies and Gentlemen:

Genesis Pharmaceuticals Enterprises, Inc. (the “Company”) hereby requests that the effective date of the above-captioned Registration Statement be accelerated to 4:00 p.m. on Tuesday, October 21, 2008, or as soon thereafter as practicable.

The Company acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
Genesis Pharmaceuticals Enterprises, Inc.

By: /s/ Elsa Sung
Name: Elsa Sung
Title: Chief Financial Officer